VK 3-18-04

AA 3-17-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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[redacted]

04016052

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED MAR - 2 2004 WASH. D.C.

SEC FILE NUMBER
8- 12400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Industry Savings Plans, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5990 Greenwood Plaza Boulevard, Suite 325
(No. and Street)

Greenwood Village, Colorado 80111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joanne E. Ashton (303)220-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein + Associates
(Name – *if individual, state last, first, middle name*)

717 17th Street, #1600, Denver, Colorado 80202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joanne E. Ashton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Industry Savings Plans, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary/Treasurer/Financial Ops Prin

Title

Notary Public

JEANETTE GUTIERREZ
NOTARY PUBLIC
STATE OF COLORADO

My Commission Expires 05/13/2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Industry Savings Plans, Inc.

(A Wholly-owned Subsidiary of
Preferred Financial Corporation)
Financial Statements and Supplemental Schedules
For the Year Ended December 31, 2003
Independent Auditors' Report and
Supplemental Report on Internal Control Structure

INDUSTRY SAVINGS PLANS, INC.
(A Wholly-owned Subsidiary of Preferred Financial Corporation)

TABLE OF CONTENTS

PAGE

HEIN + ASSOCIATES LLP

Certified Public Accountants and Consultants

Denver • Houston • Dallas • Southern California • Phoenix

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Industry Savings Plans, Inc.
Englewood, Colorado

We have audited the accompanying statement of financial condition of Industry Savings Plans, Inc. (a wholly-owned subsidiary of Preferred Financial Corporation), as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Industry Savings Plans, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein + Associates LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
January 30, 2004

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

717 17th Street, Suite 1600
Denver, Colorado 80202
Phone 303-298-9600
Fax 303-298-8118
www.heincpa.com

INDUSTRY SAVINGS PLANS, INC.
(A Wholly-owned Subsidiary of Preferred Financial Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

ASSETS:		
Cash and cash equivalents	$	193,166
Investment		2,835
Commissions receivable		1,600
Receivable from affiliate		1,319
TOTAL ASSETS	$	198,920

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	$	4,800
Accrued commissions payable		1,512
Payable to affiliate		5
Total liabilities		6,317
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value; 50,000 shares authorized, 25,000 shares issued and outstanding		25,000
Additional paid-in capital		68,191
Retained earnings		99,412
Total stockholder's equity		192,603
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	198,920

See accompanying notes to these financial statements.

INDUSTRY SAVINGS PLANS, INC.
(A Wholly-owned Subsidiary of Preferred Financial Corporation)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Commissions	$ 52,483
Interest income	1,506
	53,989
EXPENSES:	
Commissions	30,496
Unrealized loss on investment	465
License fees	15,425
Other operating expenses	8,776
Professional fees	4,972
	60,134
LOSS BEFORE INCOME TAXES	(6,145)
INCOME TAXES	1,924
NET LOSS	$ (4,221)

See accompanying notes to these financial statements.

INDUSTRY SAVINGS PLANS, INC.
(A Wholly-owned Subsidiary of Preferred Financial Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCES, January 1, 2003	$ 25,000	$ 68,191	$ 103,633	$ 196,824
Net loss	–	–	(4,221)	(4,221)
BALANCES, December 31, 2003	$ 25,000	$ 68,191	$ 99,412	$ 192,603

See accompanying notes to these financial statements.

INDUSTRY SAVINGS PLANS, INC.
(A Wholly-owned Subsidiary of Preferred Financial Corporation)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

OPERATING ACTIVITIES:	
Net loss	$ (4,221)
Adjustments to reconcile net loss to net cash from operating activities:	
Unrealized loss on investments	465
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Receivable from parent	(145)
Accounts receivable	186
Other receivables	90
Increase (decrease) in:	
Other liabilities	(9,347)
Accrued commissions payable	83
Net cash used in operating activities	(12,889)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(12,889)
CASH AND CASH EQUIVALENTS, beginning of year	206,055
CASH AND CASH EQUIVALENTS, end of year	$ 193,166
SUPPLEMENTAL INFORMATION -	
Cash paid to Parent for income taxes	$ 6,677

See accompanying notes to these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Nature of Operations – Industry Savings Plans, Inc. (the "Company") was incorporated in Colorado in 1965. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and operates in one industry segment, the sale of mutual funds and variable annuities. The Company is a wholly-owned subsidiary of Preferred Financial Corporation (the "Parent"), which is a wholly-owned subsidiary of Health Care Service Corporation (HCSC).

Cash Equivalents – The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2003, cash equivalents include $119,976 invested in a money-market mutual fund.

Investments – Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

Income Taxes – The Company provides for deferred income taxes under the liability method. The Company has no temporary differences between the book and tax bases of its assets and liabilities.

The operating results of the Company are included in the consolidated income tax returns filed by HCSC and its affiliates. HCSC's policy is to allocate income tax liabilities or benefits to the Company on a separate return basis as net income or losses are incurred.

Commission Income and Expense – The Company earns commissions solely from the sale of shares of mutual funds and variable annuities through a network of registered representatives. The registered representatives receive a commission, which generally varies from 80% to 90% of the commission earned by the Company.

Use of Estimates – The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

2. RELATED PARTY TRANSACTIONS:

The Company has no full-time employees and shares facilities with its Parent and its affiliates.

The receivable from affiliates consists of $1,319 receivable from its Parent. The payable to affiliates consists of a $5 payable to the parent.

3. MINIMUM NET CAPITAL REQUIREMENT:

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital balance and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as defined under such rule. At December 31, 2003, the Company had net capital of $177,651, which was $152,651 in excess of its required net capital of $25,000 and the ratio of aggregate indebtedness to net capital was .036 to 1.

SCHEDULE I

INDUSTRY SAVINGS PLANS, INC.
(A Wholly-owned Subsidiary of Preferred Financial Corporation)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity (from statement of financial condition)	$ 192,603
Total stockholder's equity qualified for net capital	$ 192,603
Deductions:	
Nonallowable assets:	
Other receivables	1,319
Common stock (NASDAQ stock)	2,835
Haircuts on securities - money market funds	10,798
	14,952
Net capital	$ 177,651
COMPUTATION OF AGGREGATE INDEBTEDNESS -	
Total aggregate indebtedness	$ 6,317
Percentage of aggregate indebtedness to net capital	3.6%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 421
Minimum dollar net capital requirement	$ 25,000
Net capital requirement (greater of above amounts)	$ 25,000
Excess net capital	$ 152,651

SCHEDULE II

INDUSTRY SAVINGS PLANS, INC.
(A Wholly-owned Subsidiary of Preferred Financial Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2003

CREDIT BALANCES:	
Customer security accounts	$ –
Debit balances	–
Excess of total credits over total debits	$ –
RESERVE COMPUTATION:	
Amount required to be on deposit in the reserve bank account (105% of the excess of total credits over total debits)	$ –
Amount held on deposit in the reserve bank account	–
Amount of deposit in excess of requirement	$ –

SCHEDULE III

INDUSTRY SAVINGS PLANS, INC.
(A Wholly-owned Subsidiary of Preferred Financial Corporation)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2003

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rule 15c3-3.	$0
Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$0
Number of items	None

SCHEDULE IV

INDUSTRY SAVINGS PLANS, INC.
(A Wholly-owned Subsidiary of Preferred Financial Corporation)

**STATEMENT PURSUANT TO RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003**

There was no material difference between the computation of net capital pursuant to Rule 15c3-1 and the computation for determination of reserve requirements under Rule 15c3-3 included in this report and the computations included in the Company's Form X-17A-5 (FOCUS Report, Part IIA), as of December 31, 2003.

HEIN + ASSOCIATES LLP

Certified Public Accountants and Consultants

Denver • Houston • Dallas • Southern California • Phoenix

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Industry Savings Plan, Inc.

Dear Sirs:

In planning and performing our audit of the financial statements and supplemental schedules of Industry Savings Plan, Inc. (the Company) for the year ended December 31, 2003, on which we have issued our report dated January 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

717 17th Street, Suite 1600
Denver, Colorado 80202
Phone **303-298-9600**
Fax 303-298-8118
www.heincpa.com

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Yours truly,

Hein + Associates LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
January 30, 2004